Exhibit 12

TEXTRON FINANCIAL CORPORATION

STATEMENT SETTING FORTH COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008		2007		2006		2005		2004
	(Dollars in millions)

(Loss) income from continuing operations before income taxes and distributions on preferred securities	$(539)		$222		$210		$171		$139

Fixed Charges:
Interest on debt	307		397		351		218		154
Estimated interest portion of rents	3		3		3		3		3

Total fixed charges	310		400		354		221		157

Adjusted income	$(229)		$622		$564		$392		$296
Ratio of earnings to fixed charges(1)	(0.74	)x	1.56	x	1.59	x	1.77	x	1.89x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes, distributions on preferred securities and cumulative effect of change in accounting principle and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.